Mail Stop 6010

May 22, 2007

Mark Morrisson
Chief Executive Officer and Managing Director
Universal Biosensors, Inc.
103 Ricketts Road
Mt Waverley, 3149, Victoria
Australia

> **RE:** **Universal Biosensors, Inc.**
> **Registration Statement on Form 10**
> **Filed April 30, 2007**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed May 14, 2007**
> **File No. 000-52607**

Dear Mr. Morrisson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form 10

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 2. Financial Information, page 35

C. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

Critical Accounting Estimates and Judgments, page 38

Stock-Based Compensation, page 38

2.   Please expand to describe how you determined the assumptions used in the Black-Scholes option pricing model to calculate stock-based compensation under SFAS 123-R. Please also describe the nature and extent of subjective judgments and estimates underlying those assumptions.

3.   As a related matter, we see that volatility increased from 55% at December 31, 2006 to 74% at March 31, 2007. Please discuss the change in estimates that resulted in the change in the volatility assumption.

Comparison of the Years Ended December 31, 2006 and 2005, page 40

Research and Development Income, pages 39 and 40

4.   Please revise to discuss the basis for recording revenue during each period under the Development and Research Agreement. For example, disclose whether you reached certain milestones or otherwise how the revenue was earned during the periods presented. This should also be included in your accounting policies in the financial statements.

Liquidity and Capital Resources, page 42

5.	Please revise to disclose more specific details of your viable plan of operations, including your plans to fully develop your products and services. In addition, quantify expected funding needs and indicate the expected sources of this funding.

Item 15. Financial Statements and Exhibits, page 78

General

6.	Please revise to label your financial statements as "consolidated."

7.	Please revise to include the selected quarterly financial data required by Item 302 of Regulation S-K.

Statements of Operations, page F-4

8.	Please parenthetically disclose the amounts of Government grants netted against research and development expense for each period presented. This should also be disclosed in Note (3) on page F-9.

9.	We see you have a separate line item entitled "Fair value of stock options issued to employees related to research and development and general and administrative." Consistent with the guidance in SAB Topic 14-F, please revise to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A. Please also apply this guidance to the presentation on pages 35 and F-33.

Statement of Changes in Stockholders' Equity and Comprehensive Income, page F-5

10.	You should not present a financial statement for a fiscal period in excess of twelve months. As such, it appears that you should remove the presentation of the period from inception (September 14, 2001) to December 31, 2003 and replace it with a rollforward including the period from inception through December 31, 2001, to December 31, 2002, and to December 31, 2003. Please also apply this guidance to the presentation on page F-34.

Notes to Financial Statements

Note (3) Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

11.   Regarding your research and development revenue generated from your
       agreement with LifeScan, please respond to the following comments:

       - Please disclose the significant terms of the agreement.

       - Please disclose how you are accounting for revenue under the agreement and
         indicate the basis for this treatment. Cite the accounting literature upon which
         you relied in determining the classification, timing and measurement of
         consideration or obligations under the agreements. Discuss whether there are
         specific milestones that must be met each year in order to recognize revenue.

       - Discuss whether you received any upfront payments from LifeScan and, if so,
         how you are accounting for those payments.

       - Clarify whether there are any significant contingencies or repayment
         obligations related to the research and development agreement with LifeScan.

Foreign Currency, page F-11

12.   Please revise to disclose how the functional currency change from US dollars to
       Australian dollars impacted your financial statements.

Note (6) Stock Option Plan, page F-20

13.   Please revise to disclose the estimated fair value of your stock at the date of grant
       used to value the options and indicate how this fair value was determined.

Note (9) Property, Plant and Equipment, page F-23

14.   Please disclose the nature of the capital work in process and indicate the
       accounting treatment for these amounts.

       As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief

cc: Monica Grand
(via fax)